                      PRELIMINARY -- SUBJECT TO COMPLETION

                                                                 EXHIBIT (a)(12)

                  ADDENDUM FOR EMPLOYEES IN THE UNITED KINGDOM

TAX INFORMATION

     This addendum does not discuss all of the tax consequences that may be relevant to you in your particular circumstances, but is merely intended to alert you to some of the tax information you may want to consider in making your decision.

     In accordance with rules promulgated by the Inland Revenue, employers and employees are required to pay National Insurance Contributions ("NICs") based on the employee's earnings, including the "spread" between the fair market value on the date of exercise and the exercise price of options granted to employees after April 5, 1999. New legislation has been enacted which allows an employer to transfer the employer's NIC liability to employees in connection with the exercise, assignment, release or cancellation of options by entering into an agreement with each employee providing that the employee will meet the employer's NIC liability in such circumstances. If you choose to exchange your Eligible Options and Required Options for New Options and/or if you are granted Supplemental Options, we and our subsidiaries will require that you agree to absorb your employer's NIC liability on the exercise of the New Options and/or Supplemental Options and to enter into a joint election to be submitted to the Inland Revenue which will provide that you will pay any NIC liability arising on the exercise of the New Options and/or Supplemental Options which may be granted to you. You may wish to take this into consideration when deciding whether to tender your Eligible Options and Required Options. It is our understanding that you will be entitled to deduct the NIC payments you make for the purposes of calculating the amount of the gain subject to income tax on the exercise of the New Options and/or Supplemental Options.

     Please note that tax laws change frequently and vary with your individual circumstances. Please consult a tax advisor to determine the tax considerations relevant to your participation in the Offer.